Mail Stop 3561

March 10, 2008

Eugene V. N. Bissell
President and Chief Executive Officer
AmeriGas Partners, L.P.
460 North Gulph Road
King of Prussia, PA 19406

        Re: AmeriGas Partners, L.P.
                Form 10-K for Fiscal Year Ended September 30, 2007
                Filed November 29, 2007
                Form 10-Q for the Fiscal Quarter Ended December 31, 2007
                Filed February 8, 2008
                File No. 1-11071

Dear Mr. Bissell:

      We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25</u>

      1.   It appears from your disclosure in footnote (b) on page 26 that you present EBITDA as a liquidity measure as well as a financial performance measure. As such, please also present the three major categories of the statement of cash flows in the table and provide a schedule reconciling EBITDA with net cash provided by operating activities for each year presented. Please refer to Item 10(e)(1)(i) of Regulation S-K. Also, refer to Question 12 in our "Frequently Asked Questions

Regarding the Use of Non-GAAP Financial Measures," dated June 13, 2003 which is available on our website at sec.gov/divisions/corpfin/faqs/nongaapfaq.htm (the "Non-GAAP FAQ"). Otherwise, revise your disclosure regarding EBITDA as a measure of liquidity or ability to service debt obligations. In addition, please explain to us why you believe the use of EBITDA as a performance measure is not prohibited by Item 10(e)(1)(ii)(B) of Regulation S-K, and revise your disclosure to clarify the substantive reasons why you believe EBITDA, as a performance measure, provides useful information to investors given the exclusion of recurring charges. Finally, as discussed in Question 8 of the Non-GAAP FAQ, please disclose:

o   the manner in which you use EBITDA to evaluate your business;
o   the economic substance behind your decision to use the measure as a performance measure;
o   the material limitations associated with the use of EBITDA as a performance measure as compared net income; and
o   the manner in which you compensate for those limitations when using the measure.

Financial Condition and Liquidity, page 29

2.   In the disclosure regarding indebtedness of AmeriGas Partners on page 29, please disclose briefly what constitutes the $933.0 million of outstanding indebtedness at September 30, 2007. In this regard, we note the disclosure that there were no amounts outstanding under AmeriGas' credit agreement at September 30, 2007. In addition, we note the cross-reference to more detailed disclosure in Note 6 to AmeriGas Partners' financial statements; however, please include a brief description on page 29.

3.   Please tell us why you believe the presentation of distributable cash is permitted by Item 10(e)(1)(ii)(A) of Regulation S-K. Also tell us why you believe your disclosures regarding the non-GAAP measure complies with Item 10(e)(1)(i) of Regulation S-X. We may have further comment after reviewing your response.

Contractual Cash Obligations and Commitments, page 32

4.   Please disclose the nature of other non-current liabilities reflected in your balance sheet and excluded from the table together with pertinent data for an understanding of the timing and amount of such obligations. Refer to Item 303(a)(5) of Regulation S-K.

Cash Flows, page 32

5.   It appears that the change in other current assets and liabilities had a significant effect on the increase in cash flow used for working capital in fiscal 2007. Please

provide a discussion of the principal reasons for significant changes in cash flows from working capital items between the years presented. Refer to Item 303 of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

Compensation Discussion and Analysis, page 45

6.   We note that throughout the Compensation Discussion and Analysis you indicate that the each of the compensation committees engages in benchmarking with the benchmarks being determined with reference to the two surveys prepared by Towers Perrin. Please disclose the names of the companies underlying each of the compensation surveys prepared by Towers Perrin. See Item 402(b)(2)(xiv). See also *Staff Observations in the Review of Executive Compensation Disclosure* (http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm) (October 9, 2007).

Financial Statements
Notes to Consolidated Financial Statements, page F-7
Note 6 – Debt, page F-12

7.   We note that you are restricted from paying dividends under the restrictive covenants of the Senior Notes. Please disclose the amount of capital or net income restricted or free of restrictions as required by Rule 4-08(e)(1) of Regulation S-X.

8.   We assume that restricted net assets, as defined in Rule 4-08(e)(3) of Regulation S-X, of AmeriGas OLP exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. If so, please disclose the amount of restricted net assets as of the end of the most recently completed fiscal year as required by Rule 4-08(e)(3)(ii) of Regulation S-X. Otherwise, please advise.

Exhibits 31.1 and 31.2

9.   Please revise the certifications to conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K. In particular, please replace "this annual report" with "this report" in paragraph 2, replace "during the registrant's fourth fiscal quarter" with "during the registrant's most recent quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) and include the parenthetical language "(or persons performing the equivalent functions)" at the end of paragraph 5. Please also revise certifications filed as exhibits to reports on Form 10-Q to the extent applicable.

<u>Form 8-K filed October 3, 2007</u>

10.   Please note that Regulation G requires a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP and a reconciliation of the differences between a non-GAAP financial measure presented and the most directly comparable financial measure calculated and presented in accordance with GAAP. Disclosures should also comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K when presenting a non-GAAP financial measure in Form 8-K. In circumstances where you present EBITDA, adjusted EBITDA and earnings before other items that represent a non-GAAP financial measure in filings on Form 8-K, please clearly identify the non-GAAP financial measures as such and comply with the disclosure requirements of Regulation G and Item 10(e)(1)(i) of Regulation S-K. Refer to the instructions of Item 2.02 of Form 8-K.

<u>Form 10-Q for the Fiscal Quarter Ended December 31, 2007</u>

11.   Please address the comments above in your Forms 10-Q as applicable.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Eugene V. N. Bissell
AmeriGas Partners, L.P.
March 10, 2008
Page 5

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 with any questions regarding the comments on financial statements and related matters. Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director